

August 7, 2020

Kenneth Galbraith
Chief Executive Officer
Liminal BioSciences Inc.
440 Armand-Frappier Boulevard, Suite 300
Laval, Québec
Canada
H7V 4B4

> **Re: Liminal BioSciences Inc.**
> **Draft Registration Statement on Form F-1**
> **Response Letter dated July 24, 2020**
> **CIK No. 0001351172**

Dear Mr. Galbraith:

We have reviewed your response letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

DRS Form F-1 Submitted July 24, 2020

Summary, page 1

1. We refer to prior comment 1 and note that we may have further comment once you present the revised Summary disclosure on page 1 concerning the reasons for the BLA resubmission.

Financial Statements
Audit Reports, page F-1

2.   Given that an individual accountant's CPA permit number is disclosed in the independent registered accountants' reports, please tell us how you considered whether the individual accountant is required to file a consent.

     You may contact Tracie Mariner at (202) 551-3744 or Jeanne Baker at (202) 551-3691 if you have questions regarding comments on the financial statements and related matters. Please contact Margaret Schwartz at (202) 551-7153 or Joseph McCann at (202) 551-6262 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Jaime Chase